UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36637

MOL GLOBAL, INC.

Lots 07-03 & 08-03, Levels 7 & 8

Berjaya Times Square, No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Restated Financial Results

For the Year ended December 31, 2014 and Various Interim Periods in 2014 and 2015

We have restated our consolidated statements of profit or loss and other comprehensive income and our consolidated statements of financial position as of and for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, as of and for the six month period ended June 30, 2015, as of and for the nine month periods ended September 30, 2014 and 2015, and as of and for the year ended December 31, 2014, to correct our accounting for certain transactions entered into in connection with our acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi (“PayByMe”) and to reflect a refund to the Depositary of the ADSs, as a result of the Company’s decision to allow its ADSs to be delisted from Nasdaq in April 2016. The restatements relating to PayByMe are in connection with put options granted to the holders of the non-controlling interest of PayByMe and our accounting for foreign currency gains/(losses) attributable to non-operating transactions in connection with a bank guarantee that we secured for the benefit of the holders of the non-controlling interest of PayByMe. These transactions and the effects of the restatements are summarized below.

Our restated consolidated statements of profit or loss and other comprehensive income and our restated consolidated statements of financial position as of and for the three and nine month periods ended September 30, 2014, and as of and for the three month period and year ended December 31, 2014, are included as Exhibit 99.1 to this interim report on Form 6-K. Our restated consolidated statements of profit or loss and other comprehensive income and our restated consolidated statements of financial position as of and for the three month period ended March 31, 2015, as of and for the three and six month periods ended June 30, 2015, as of and for the three and nine month periods ended September 30, 2015, and as of and for the three month period ended December 31, 2015, are included as Exhibit 99.2 to this interim report on Form 6-K.

(1)	Restatements Relating to Accounting for Derivatives Granted to Holders of the Non-controlling Interest of PayByMe

A review of the application of IFRS to put options (the “Put Options”) granted by our wholly-owned subsidiary, MOL AccessPortal Sdn. Bhd. (“MOLAP”), in connection with the acquisition by MOLAP of a 51% equity interest in PaybyMe resulted in a restatement of previous consolidated financial results. In September 2014, we acquired a 51% equity interest in PayByMe, which operates a mobile carrier billing platform in Turkey and the Middle East. In connection with the acquisition, MOLAP granted the Put Options to the non-controlling interest of PaybyMe, pursuant to which the holders of the non-controlling interest have the contractual right to require MOLAP to subscribe for shares representing the remaining 49% equity interest that MOLAP does not already own (the “Option Shares”) in tranches during specified periods. These options are disclosed in note 17(b)(i) (Acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi (“PayByMe”)) and 36(ii) (Derivative Financial Liabilities) to our consolidated financial statements as of and for the year ended December 31, 2014.

Upon reviewing the application of IFRS, we noted that we are required to recognize a gross obligations for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOLAP to pay cash or another financial asset in exchange for the Option Shares. The gross obligations is recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOLAP and the holders of the non-controlling interest and are subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligations due to the unwinding of the discount or change in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. As a result, we have restated our put option written on non-controlling interest and financial liability on in-substance forward on our consolidated statements of financial position as of September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, and September 30, 2015.

In addition, the gross obligations on in-substance forward recognized in connection with these options gives rise to the unwinding of discount and change in estimates of gross obligations to be reported as “finance costs”, in each case on our consolidated statements of profit or loss and other comprehensive income for the three and nine month periods ended September 30, 2014 and 2015, the three month periods ended December 31, 2014 and 2015, the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the year ended December 31, 2014. None of the fair value adjustments and corresponding re-measurements have any impact on our operating cash flows during the relevant periods. The gain/(loss) arising from unwinding of discount and change in estimates of gross obligations that should be recognized in our consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 was MYR0.4 million, MYR (4.2) million, MYR (2.9) million and MYR (2.3) million respectively. For the six months period ended June 30, 2015, and the nine months period ended September 30, 2015, the loss on unwinding of discount and change in estimates of gross obligations was MYR (3.8) million and MYR (6.7) million respectively. For the three month period and year ended December 31, 2014, the loss on unwinding of gross obligations and change in estimates was MYR (3.2) million. Accordingly, a restatement has been made to the consolidated financial statements as of and for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month periods ended September 30, 2014 and 2015 and the year ended December 31, 2014.

The effects of the restatements are set forth in the tables below as “Adjustment (1) Gross obligations”.

(2)	Restatement Relating to a Refund to the Depositary of the ADSs as a result of our intention to allow the ADSs to be delisted from Nasdaq in April 2016

In April 2016, we announced our intention to allow the ADSs to be delisted from NASDAQ. Under the terms of business of our depositary agreement with the Bank of New York Mellon, the Depositary of the ADSs, upon delisting of our ADSs, it is estimated that we will be required to refund MYR2.5 million to the Depositary. The Depositary has previously paid us annual issuance revenue payments of approximately MYR 3.1 million in the first quarter of 2015, all of which has been recognized as “other income” in the consolidated statements of profit or loss for the three months period ended March 31, 2015. Following our delisting announcement in April 2016, we have included the estimated amount payable to the Depositary by recognizing this refund as a reversal from the aforesaid “other income” in the consolidated statements of profit or loss for the three months period ended December 31, 2015. The effects of which are set forth below as “Adjustment (2) Refund to the Depositary”.

(3)	Restatements Relating to Reclassification of Foreign Exchange Gain/(Loss) Attributable to Non-Operating Transactions

As required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe. These funds were originally treated as working capital. However, having reviewed the nature of the transactions in connection with the bank guarantee, we have determined that these transactions are non-operating in nature. Accordingly, all foreign exchange gains or losses should be recognized as either “other income” if they relate to foreign currency exchange gains and “non-operating expenses” if they relate to foreign currency exchange losses. As a result of the above and in an effort to better reflect the nature of the foreign currency transactions during the year, we determined to restate our foreign exchange transactions according to the nature of the transactions in particular whether or not they are deemed attributable to operations.

Foreign exchange gain/(loss) attributable to non-operating transactions of MYR1.7 million, MYR(0.2) million and MYR6.0 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively, and MYR1.6 million and MYR7.6 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, respectively. In our restated condensed interim consolidated statements of profit or loss for the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the three and nine month periods ended September 30, 2015, these amounts are reclassified as “other income” to the extent that they relate to foreign exchange currency gains and “non-operating expenses” to the extent that they relate to foreign currency exchange losses, in each case reported below the line of “loss from operations”.

The effects of the restatements are set forth in the following table as “Adjustment (3) Reclassification of Forex”.

Effects of Restatements

The effects of the restatements described above are set forth in the following tables.

	As of September 30, 2014
(In thousands)	As previously reported MYR	Adjustment (1) Gross obligations MYR	Adjustment (2) Refund to the Depositary MYR	Adjustment (3) Reclassification of forex MYR	As restated MYR

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Capital and reserves

Put option written on non-controlling interest	—	(32,944)	—	—	(32,944)

Non-current liabilities
Financial liability on in-substance forward	—	32,944	—	—	32,944

	As of and for the three months ended December 31, 2014					As of and for the year ended December 31, 2014
(In thousands)	As previously reported MYR	Adjustment (1) Gross obligations MYR	Adjustment (2) Refund to the Depositary MYR	Adjustment (3) Reclassification of forex MYR	As restated MYR	As previously reported MYR	Adjustment (1) Gross obligations MYR	Adjustment (2) Refund to the Depositary MYR	Adjustment (3) Reclassification of forex MYR	As restated MYR

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

Finance costs	(1,674)	(3,154)	—	—	(4,828)	(5,987)	(3,154)	—	—	(9,141)

Loss before tax	(36,453)	(3,154)	—	—	(39,607)	(17,269)	(3,154)	—	—	(20,423)
Loss for the period/year	(36,364)	(3,154)	—	—	(39,518)	(17,906)	(3,154)	—	—	(21,060)
Total comprehensive loss for the period/year	(23,898)	(3,154)	—	—	(27,052)	(7,192)	(3,154)	—	—	(10,346)

Loss for the period/year attributable to:-
Owners of the Company	(35,222)	(3,154)	—	—	(38,376)	(21,600)	(3,154)	—	—	(24,754)

Loss per share

Basic (sen)	(57.53)	(5.16)	—	—	(62.69)	(35.28)	(5.16)	—	—	(40.44)
Diluted (sen)	(57.53)	(5.16)	—	—	(62.69)	(35.28)	(5.16)	—	—	(40.44)

Total comprehensive loss for the period/year attributable to:-
Owners of the Company	(23,260)	(3,154)	—	—	(26,414)	(10,902)	(3,154)	—	—	(14,056)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Capital and reserves

Reserves	247,284	(3,154)	—	—	244,130	247,284	(3,154)	—	—	244,130
Put option written on non-controlling interest	—	(32,944)	—	—	(32,944)	—	(32,944)	—	—	(32,944)

Non-current liabilities
Financial liability on in-substance forward	—	37,300	—	—	37,300	—	37,300	—	—	37,300

Current liabilities
Derivative financial liabilities	1,202	(1,202)	—	—	—	1,202	(1,202)	—	—	—

ADJUSTED EBITDA

Loss for the period/year	(36,364)	(3,154)	—	—	(39,518)	(17,906)	(3,154)	—	—	(21,060)
Unwinding of discount and change in estimates of gross obligations	—	3,154	—	—	3,154	—	3,154	—	—	3,154

	As of and for the three months ended March 31, 2015
(In thousands)	As previously reported MYR	Adjustment (1) Gross obligations MYR	Adjustment (2) Refund to the Depositary MYR	Adjustment (3) Reclassification of forex MYR	As restated MYR

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

Other operating expenses	(8,716)	—	—	(1,748)	(10,464)
Other operating income	—	—	—	—	—

Loss from operation	(23,414)	—	—	(1,748)	(25,162)
Other income	4,417	—	—	1,748	6,165
Non-operating expenses	—	—	—	—	—
Finance costs	(1,008)	421	—	—	(587)
(Loss)/profit before tax	(20,004)	421	—	—	(19,583)
(Loss)/profit for the period	(20,256)	421	—	—	(19,835)
Total comprehensive (loss)/income for the period	(10,499)	421	—	—	(10,078)

(Loss)/profit for the period attributable to:-
Owners of the Company	(19,874)	421	—	—	(19,453)

(Loss)/earnings per share

Basic (sen)	(29.95)	0.64	—	—	(29.31)
Diluted (sen)	(29.95)	0.64	—	—	(29.31)

Total comprehensive income/(loss) for the period attributable to:-
Owners of the Company	(10,397)	421	—	—	(9,976)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Capital and reserves

Reserves	255,031	(2,733)	—	—	252,298

Put option written on non-controlling interest	—	(32,944)	—	—	(32,944)

Non-current liabilities

Financial liability on in-substance forward	—	17,754	—	—	17,754

Current liabilities

Derivative financial liabilities	1,202	(1,202)	—	—	—

Financial liability on in-substance forward	—	19,125	—	—	19,125

Other payables and accrued expenses	26,332	—	—	—	26,332

ADJUSTED EBITDA

Profit/(Loss) for the period	(20,256)	421	—	—	(19,835)
Unwinding of discount and change in estimates of gross obligations	—	(421)	—	—	(421)
Adjusted EBITDA	9,562	—	—	—	9,562

	As of and for the three months ended June 30, 2015					As of and for the six months ended June 30, 2015
	As previously reported	Adjustment (1) Gross obligations	Adjustment (2) Refund to the Depositary	Adjustment (3) Reclassification of forex	As restated	As previously reported	Adjustment (1) Gross obligations	Adjustment (2) Refund to the Depositary	Adjustment (3) Reclassification of forex	As restated
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

Other operating expenses	3,397	—	—	(9,253)	(5,856)	(5,319)	—	—	(5,246)	(10,565)
Other operating income	—	—	—	9,445	9,445	—	—	—	3,690	3,690
(Loss)/profit from operation	(65,896)	—	—	192	(65,704)	(89,310)	—	—	(1,556)	(90,866)
Other income	1,518	—	—	—	1,518	5,935	—	—	1,556	7,491
Non-operating expenses	—	—	—	(192)	(192)	—	—	—	—	—
Finance costs	(329)	(4,159)	—	—	(4,488)	(1,337)	(3,738)	—	—	(5,075)
Loss before tax	(64,707)	(4,159)	—	—	(68,866)	(84,711)	(3,738)	—	—	(88,449)
Loss for the period	(65,054)	(4,159)	—	—	(69,213)	(85,310)	(3,738)	—	—	(89,048)
Total comprehensive loss for the period	(74,053)	(4,159)	—	—	(78,212)	(84,552)	(3,738)	—	—	(88,290)

Loss for the period attributable to:-
Owners of the Company	(62,039)	(4,159)	—	—	(66,198)	(81,913)	(3,738)	—	—	(85,651)

Loss per share

Basic (sen)	(93.82)	(6.29)	—	—	(100.11)	(123.87)	(5.66)	—	—	(129.53)
Diluted (sen)	(93.82)	(6.29)	—	—	(100.11)	(123.87)	(5.66)	—	—	(129.53)

Total comprehensive loss for the period attributable to:-
Owners of the Company	(71,575)	(4,159)	—	—	(75,734)	(81,972)	(3,738)	—	—	(85,710)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Capital and reserves
Reserves	252,831	(6,892)	—	—	245,939	252,831	(6,892)	—	—	245,939
Put option written on non-controlling interest	—	(32,944)	—	—	(32,944)	—	(32,944)	—	—	(32,944)

Non-current liabilities
Financial liability on in-substance forward	—	22,872	—	—	22,872	—	22,872	—	—	22,872

Current liabilities
Derivative financial liabilities	1,202	(1,202)	—	—	—	1,202	(1,202)	—	—	—
Financial liability on in-substance forward	—	18,166	—	—	18,166	—	18,166	—	—	18,166

Other payables and accrued expenses	26,984	—	—	—	26,984	26,984	—	—	—	26,984

ADJUSTED EBITDA

Loss for the period	(65,054)	(4,159)	—	—	(69,213)	(85,310)	(3,738)	—	—	(89,048)
Unwinding of discount and change in estimates of gross obligations	—	4,159	—	—	4,159	—	3,738	—	—	3,738
Adjusted EBITDA	2,713	—	—	—	2,713	12,275	—	—	—	12,275

	As of and for the three months ended September 30, 2015					As of and for the nine months ended September 30, 2015
	As previously reported	Adjustment (1) Gross obligations	Adjustment (2) Refund to the Depositary	Adjustment (3) Reclassification of forex	As restated	As previously reported	Adjustment (1) Gross obligations	Adjustment (2) Refund to the Depositary	Adjustment (3) Reclassification of forex	As restated
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

Other operating expenses	2,262	—	—	(9,180)	(6,918)	(3,057)	—	—	(14,426)	(17,483)
Other operating income		—	—	3,146	3,146	—	—	—	6,836	6,836
Profit/(loss) from operation	3,854	—	—	(6,034)	(2,180)	(85,456)	—	—	(7,590)	(93,046)
Other income	1,049	—	—	6,034	7,083	6,984	—	—	7,590	14,574
Non-operating expenses	—	—	—	—	—	—	—	—	—	—
Finance costs	(349)	(2,949)	—	—	(3,298)	(1,686)	(6,687)	—	—	(8,373)
Profit/(loss) before tax	4,537	(2,949)	—	—	1,588	(80,174)	(6,687)	—	—	(86,861)
Profit/(loss) for the period	4,126	(2,949)	—	—	1,177	(81,184)	(6,687)	—	—	(87,871)
Total comprehensive income/(loss) for the period	8,881	(2,949)	—	—	5,932	(75,671)	(6,687)	—	—	(82,358)

Profit/(Loss) for the period attributable to:-
Owners of the Company	1,303	(2,949)	—	—	(1,646)	(80,610)	(6,687)	—	—	(87,297)

Earnings/(Loss) per share

Basic (sen)	1.98	(4.49)	—	—	(2.51)	(122.69)	(10.18)	—	—	(132.87)
Diluted (sen)	1.98	(4.49)	—	—	(2.51)	(122.69)	(10.18)	—	—	(132.87)

Total comprehensive income/(loss) for the period attributable to:-
Owners of the Company	4,972	(2,949)	—	—	2,023	(77,000)	(6,687)	—	—	(83,687)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Capital and reserves

Reserves	257,813	(9,841)	—	—	247,972	257,813	(9,841)	—	—	247,972
Put option written on non-controlling interest	—	(32,944)	—	—	(32,944)	—	(32,944)	—	—	(32,944)

Non-current liabilities

Financial liability on in-substance forward	—	25,014	—	—	25,014	—	25,014	—	—	25,014

Current liabilities
Derivative financial liabilities	1,202	(1,202)	—	—	—	1,202	(1,202)	—	—	—
Financial liability on in-substance forward	—	18,973	—	—	18,973	—	18,973	—	—	18,973
Other payables and accrued expenses	34,161	—	—	—	34,161	34,161	—	—	—	34,161

ADJUSTED EBITDA

Profit/(Loss) for the period	4,126	(2,949)	—	—	1,177	(81,184)	(6,687)	—	—	(87,871)
Unwinding of discount and change in estimates of gross obligations	—	2,949	—	—	2,949	—	6,687	—	—	6,687
Adjusted EBITDA	2,116	—	—	—	2,116	14,391	—	—	—	14,391

	As of and for the three months ended December 31, 2015
	As previously reported	Adjustment (1) Gross obligations	Adjustment (2) Refund to the Depositary	Adjustment (3) Reclassification of forex	As restated
(In thousands)	MYR	MYR	MYR	MYR	MYR

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

Other operating expenses	(49,007)	—	—	—	(49,007)
Other operating income	118	—	—	—	118
Loss from operation	(44,211)	—	—	—	(44,211)
Other income	1,104	—	(2,513)	—	(1,409)
Non-operating expenses	(1,178)	—	—	—	(1,178)
Finance costs	(515)	(2,274)			(2,789)

Loss before tax	(44,799)	(2,274)	(2,513)	—	(49,586)

Loss for the period	(46,224)	(2,274)	(2,513)	—	(51,011)

Total comprehensive loss for the period	(46,850)	(2,274)	(2,513)	—	(51,637)

Loss for the period attributable to:-
Owners of the Company	(48,445)	(2,274)	(2,513)	—	(53,232)

Loss per share

Basic (sen)	(73.97)	(3.47)	(3.84)	—	(81.28)
Diluted (sen)	(73.97)	(3.47)	(3.84)	—	(81.28)

Total comprehensive loss for the period attributable to:-
Owners of the Company	(48,748)	(2,274)	(2,513)	—	(53,535)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

Capital and reserves
Reserves	207,279	(12,115)	(2,513)	—	192,651
Put option written on non-controlling interest	—	(32,944)	—	—	(32,944)

Non-current liabilities

Financial liability on in-substance forward	—	26,403	—	—	26,403

Current liabilities

Derivative financial liabilities	1,202	(1,202)	—	—	—
Financial liability on in-substance forward	—	19,858	—	—	19,858

Other payables and accrued expenses	70,212	—	2,513	—	72,725

ADJUSTED EBITDA

Loss for the period	(46,224)	(2,274)	(2,513)	—	(51,011)
Unwinding of discount and change in estimates of gross obligations	—	2,274	—	—	2,274

Adjusted EBITDA	2,965	—	(2,513)	—	452

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards (“IFRS”), we present adjusted EBITDA, which is a non-IFRS financial measure, and related ratios. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the non-cash write-down resulting from our acquisition of subsidiaries and intangible assets (affecting relative impairment of goodwill and intangible assets), age and book depreciation of fixed and intangible assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of associates, loss on disposal and write-down of property, plant and equipment, acquisition related costs, and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), IPO expenses and class action legal fees which are non-recurring. In addition, adjusted EBITDA excludes reversal for impairment on inventories and trade receivables, inventory and intangible assets written off and the non-cash impact employee share based compensation, changes in the fair value of derivative and changes in the measurement of the gross obligations due to the unwinding of the discount and change in the estimates, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following tables reconcile adjusted EBITDA to profit/(loss) for the periods specified:

	For the three months ended		For the three months ended		For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,	September 30,	September 30,	December 31,	December 31,
	2014	2014	2014	2014	2014	2014	2014	2014
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Profit/(Loss) for the period/year	2,947	2,947	(36,364)	(39,518)	18,458	18,458	(17,906)	(21,060)

Plus:
Depreciation and amortization	5,850	5,850	7,163	7,163	17,200	17,200	24,363	24,363
Reversal for impairment on trade receivables	—	—	(93)	(93)	—	—	(93)	(93)
Reversal for impairment on inventories	—	—	(42)	(42)	—	—	(42)	(42)
Share of results of associates	(8)	(8)	3	3	102	102	105	105
Unrealized loss on foreign exchange	257	257	3,043	3,043	363	363	3,406	3,406
Realized loss on foreign exchange	44	44	419	419	184	184	603	603
Derivative fair value adjustment	—	—	—	—	(3,736)	(3,736)	(3,736)	(3,736)

Interest income	(350)	(350)	(533)	(533)	(929)	(929)	(1,462)	(1,462)

Interest expense	1,702	1,702	1,674	1,674	4,313	4,313	5,987	5,987

Unwinding of discount	—	—	—	3,154	—	—	—	3,154
Income tax expense/(credit)	327	327	(89)	(89)	726	726	637	637
Intangible assets written off	—	—	58	58	—	—	58	58
Development expenditure written off	—	—	176	176	—	—	176	176
Property, plant and equipment written off	—	—	8	8	—	—	8	8
Share based compensation expenses	—	—	15,670	15,670	—	—	15,670	15,670

Acquisition related cost	—	—	1,112	1,112	—	—	1,112	1,112

IPO Expenses	—	—	13,641	13,641	—	—	13,641	13,641

Adjusted EBITDA	10,769	10,769	5,846	5,846	36,681	36,681	42,527	42,527

	For the three months ended March 31, 2015		For the three months ended June 30, 2015		For the three months ended September 30, 2015		For the three months ended December 31, 2015		For the six months ended June 30, 2015		For the nine months ended September 30, 2015
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

(Loss)/Profit for the period/year	(20,256)	(19,835)	(65,054)	(69,213)	4,126	1,177	(46,224)	(51,011)	(85,310)	(89,048)	(81,184)	(87,871)

Plus:
Depreciation and amortization	6,858	6,858	6,866	6,866	6,927	6,927	7,383	7,383	13,724	13,724	20,651	20,651
Impairment loss on goodwill	—	—	—	—	—	—	36,857	36,857	—	—	—	—
Impairment loss on intangible assets	—	—	—	—	—	—	1,561	1,561	—	—	—	—
Share of results of associates	(1)	(1)	—	—	17	17	(1)	(1)	(1)	(1)	16	16
Unrealized loss on foreign exchange	3,905	3,905	(7,883)	(7,883)	(10,142)	(10,142)	2,006	2,006	(3,978)	(3,978)	(14,120)	(14,120)
Realized loss on foreign exchange	102	102	(1,371)	(1,371)	963	963	(947)	(947)	(1,269)	(1,269)	(306)	(306)
Loss/(gain) on disposal of property, plant and equipment	(9)	(9)	(69)	(69)	1	1	54	54	(78)	(78)	(77)	(77)
Gain on disposal of investment property	—	—	—	—	—	—	(139)	(139)	—	—	—	—
Interest income	(456)	(456)	(571)	(571)	(539)	(539)	(598)	(598)	(1,027)	(1,027)	(1,566)	(1,566)
Interest expense	1,008	1,008	329	329	349	349	515	515	1,337	1,337	1,686	1,686
Unwinding of discount and change in estimates of gross obligations	—	(421)	—	4,159	—	2,949	—	2,274	—	3,738	—	6,687
Income tax expense/(credit)	252	252	347	347	411	411	1,425	1,425	599	599	1,010	1,010
Intangible assets written off	—	—	657	657	—	—	91	91	657	657	657	657
Property, plant and equipment written off	—	—	2	2	3	3	240	240	2	2	5	5
Share based compensation expenses	18,159	18,159	69,460	69,460	—	—	(1,801)	(1,801)	87,619	87,619	87,619	87,619
Class action legal fees	—	—	—	—	—	—	2,543	2,543	—	—	—	—
Adjusted EBITDA	9,562	9,562	2,713	2,713	2,116	2,116	2,965	452	12,275	12,275	14,391	14,391

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOL Global, Inc.
By	:	/s/ Ramesh Pathmanathan
Name	:	Ramesh Pathmanathan
Title	:	Chief Financial Officer

Date: May 2, 2016

Exhibit Index

Exhibit 99.1 – Restated consolidated statements of profit or loss and other comprehensive income and restated consolidated statements of financial position as of and for the three and nine month periods ended September 30, 2014, and as of and for the three month period and year ended December 31, 2014

Exhibit 99.2 – Restated consolidated statements of profit or loss and other comprehensive income and restated consolidated statements of financial position as of and for the three month period ended March 31, 2015, as of and for the three and six month periods ended June 30, 2015, as of and for the three and nine month periods ended September 30, 2015, and as of and for the three month period ended December 31, 2015